SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                       (Amendment No. 2)

           Under the Securities Exchange Act of 1934

                    AXSYS TECHNOLOGIES, INC.
                    ------------------------
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $.01 PER SHARE
             --------------------------------------
                 (Title of Class of Securities)


                           054615109
                      (formerly 924359300)
                      --------------------
                         (CUSIP Number)

                       Stephen W. Bershad
                    Axsys Technologies, Inc.
                       645 Madison Avenue
                    New York, New York 10022
                         (212) 593-7900
               ----------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                      and Communications)


                         March 17, 1997
                ---------------------------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-1
(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].


                          SCHEDULE 13D

CUSIP No.    054615109                    Page  2  of  6  Pages


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Stephen W. Bershad

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (A) [ ]
						         (B) [x]

    3     SEC USE ONLY



    4     SOURCE OF FUNDS*

              PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

 NUMBER   7     SOLE VOTING POWER
   OF
 SHARES           1,248,812 (See Item 5)

BENEFICI  8     SHARED VOTING POWER
  ALLY
 OWNED             -0- (See Item 5)
BY EACH
REPORT-   9     SOLE DISPOSITIVE POWER
  ING
 PERSON           1,248,812 (See Item 5)
  WITH
         10     SHARED DISPOSITIVE POWER

                   -0- (See Item 5)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              1,248,812 (See Item 5)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [ ]

	      See Item 5

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42%

   14     TYPE OF REPORTING PERSON*

              IN


                          SCHEDULE 13D

CUSIP No.    054615109                    Page  3  of  6  Pages


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SWB Holding Corporation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (A) [ ]
						         (B) [x]

    3     SEC USE ONLY



    4     SOURCE OF FUNDS*

              PF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

 NUMBER   7     SOLE VOTING POWER
   OF
 SHARES           590,764 (See Item 5)

BENEFICI  8     SHARED VOTING POWER
  ALLY
 OWNED             -0- (See Item 5)
BY EACH
REPORT-   9     SOLE DISPOSITIVE POWER
  ING
 PERSON           590,764 (See Item 5)
  WITH
         10     SHARED DISPOSITIVE POWER

                   -0- (See Item 5)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

              590,764 (See Item 5)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [ ]

	      See Item 5

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              20%

   14     TYPE OF REPORTING PERSON*

              CO


          The Reporting Persons hereby amend and supplement their statement on Schedule 13D filed on May 17, 1994, as amended (the "Original Statement"), with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Axsys Technologies, Inc. (formerly known as Vernitron Corporation), a Delaware corporation (the "Company"), as set forth in this Amendment No.
2. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement. The Cusip Number of the Common Stock is 054615109. Prior to the change in name of the Company from Vernitron Corporation to Axsys Technologies, Inc. and a one-for-five reverse stock split of the Common Stock, the Cusip Number was 924359300.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

     The response set forth in Item 3 of the Original Statement is hereby amended and supplemented by the following:

     On March 17, 1997, Mr. Bershad acquired beneficial ownership of an additional 111,780 shares of Common Stock by tendering shares of Preferred Stock of the Company beneficially owned by him to the Company pursuant to the Company's exchange offer (the "Exchange Offer") made to holders of Preferred Stock pursuant to an Offering Circular, dated February 13, 1997. Pursuant to the Exchange Offer, the Company exchanged on March 17, 1997 newly issued shares of Common Stock for outstanding shares of Preferred Stock at the rate of .75 shares of Common Stock for each outstanding share of Preferred Stock. Mr. Bershad has been advised by the Company that, based on a preliminary count by the Company's exchange agent, an aggregate of approximately 530,000 shares of Preferred Stock were tendered and accepted for exchange in the Exchange Offer, resulting in the issuance of approximately 397,500 shares of Common Stock in the Exchange Offer.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

     After giving effect to the acquisition by Mr. Bershad of 111,780 shares of Common Stock in the Exchange offer, Mr. Bershad beneficially owns 1,248,812 outstanding shares of Common Stock, including 590,764 shares of Common Stock owned by Holding. After giving effect to the issuance by the Company of approximately 397,500 shares of Common Stock in the Exchange Offer, there are approximately 2,966,440 shares of Common Stock outstanding. The outstanding shares of Common Stock owned by the Reporting Persons constitute approximately 42% of the outstanding shares of Common Stock.

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:    March 20, 1997


                                     /s/ Stephen W. Bershad
                                   -----------------------------
                                   Stephen W. Bershad



                                   SWB Holding Corporation



                                   by:  /s/ Stephen W. Bershad
                                      --------------------------
                                         Stephen W. Bershad